September 26, 2024

CORRESPONDENCE FILING VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Chen Chen
        Christine Dietz
Re:    Diebold Nixdorf, Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2023 Form 8-K furnished on February 14, 2024
File No. 001-04879
Ladies and Gentlemen:
Diebold Nixdorf, Incorporated, a Delaware corporation (the “Company,” “we” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 12, 2024, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (“Form 10-K”) and Current Report Form 8-K furnished on February 14, 2024.
Below are the Company’s responses. For the convenience of the Staff, the Company has repeated the Staff’s comment before the corresponding response.
Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 26
1.We note that you have combined your results of operations for the predecessor and successor periods during 2023 with adjustments to remove the impact of having implemented fresh start accounting in the successor period. Please describe in detail what the adjustment to each line item represents. We also note that you provide the combined presentation as well as other non-GAAP measures in your earnings release furnished on Form 8-K on February 14, 2024 that adjust to exclude the impact of fresh start accounting. Please explain your basis for presenting the combined and non-GAAP presentations that exclude the impact of fresh start accounting and tell us how you considered whether they result in the presentation of non-GAAP measures that substitute individually tailored recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP C&DI.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
September 26, 2024
Page -2-

Response:
The Company acknowledges the Staff’s comment. In accordance with Accounting Standards Codification (“ASC”) 852-10, the Company applied fresh-start accounting which requires assignment of the reorganization value to the Company’s assets and liabilities in conformance with ASC 805 on the date that the Company emerged from bankruptcy. The assignment of value resulted in non-cash increases of finished goods of $39.1 million, tangible assets of $46.2 million, and intangible assets of $320.0 million. These adjustments are disclosed in detail in footnote 3 to the consolidated financial statements contained in the Form 10-K.
As a result of these increased asset values, the Company’s successor period included additional cost of sales – products related to finished good sales of $36.8 million and additional depreciation and amortization of $0.6 million. Similarly, the Company’s successor period included additional cost of sales – services of $32.4 million and additional selling and administrative costs of $4.2 million related to depreciation and amortization. In addition, the Company recognized a net gain from reorganization items of $1,597.0 million (disclosed in detail in footnote 2 to the consolidated financial statements contained in the Form 10-K), $5.0 million in German transfer tax (disclosed in footnote 3 to the consolidated financial statements contained in the Form 10-K for the Fiscal Year Ended December 31, 2023), additional interest on debt incurred in the predecessor period and foreign currency impacts of the changes in the balance sheet.
The following table presents the adjustments included in the combined results:
In future filings, the Company will present the GAAP results for the predecessor and successor periods individually as well as the combined amounts for those periods without any adjustments as “Non-GAAP combined”. The Company will also disclose the identifiable impacts of applying ASC 852 on the combined 2023 amounts to enable the financial statement users to better understand the Company’s operating performance for the comparable periods in a manner consistent with the following:

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
September 26, 2024
Page -2-

Non-GAAP combined gross profit - services in 2023 included charges of $32.4 million related to the application of ASC 852, specifically depreciation and amortization of assets that were stepped up to fair value upon the Company’s emergence from bankruptcy. Service gross profit was further adversely impacted by higher investments in resources and service infrastructure to ensure customer satisfaction.
Non-GAAP combined gross profit - products in 2023 of $300.2 million was driven by product sales unit volume at favorable pricing. This was further supplemented by favorable logistics costs and normalization of certain raw material costs, most notably semiconductor chips. 2023 product gross profit included charges of $37.4 million related to the application of ASC 852, specifically charges of $36.8 million related to consumption of inventory recorded at fair value and $0.6 million of depreciation and amortization of assets that were stepped up to fair value.
2.Please revise in future filings to include your policy relating to the recovery of erroneously awarded compensation as an exhibit. Refer to Item 601(b)(97) of Regulation S-K.
Response:
The Company respectfully advises the Staff that its policy relating to the recovery of erroneously awarded compensation (“clawback policy”) was inadvertently not filed as an exhibit to the 10-K. The Company will file its clawback policy as an exhibit to its Annual Report on Form 10-K for the year ending 2024.
Form 8-K furnished on February 14, 2024
Non-GAAP Financial Measures and Other Information, page 3
3.We note your adjustments for “restructuring and transformation – other” here and in your 2024 earnings releases. Please describe in detail, the specific nature of these adjustments and provide a quantitative breakdown of these costs for the periods presented here as well as for the six months ended June 30, 2024. As part of your response, explain whether these costs represent normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the non-GAAP C&DIs.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
September 26, 2024
Page -2-

Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff that in response to the significant financial distress that the Company was experiencing prior to ultimately filing bankruptcy, the Company undertook a series of restructuring initiatives intended to address organizational and systematic challenges and to position the Company for more efficient and effective operations. In connection with these initiatives, the Company incurred third party costs paid for consultants and advisors as well as costs related to the closure of certain facilities which are collectively reported as “restructuring and transformation – other”.
Facility related costs included accelerated amortization and impairment of assets relating to the closed facilities.
The Company has evaluated these costs in connection with the guidance in Question 100.01 of the non-GAAP C&DIs and has determined that these costs are not normal, recurring, cash operating expenses as they all related to distinct restructuring initiatives aimed at transforming the Company’s operations, footprint, processes and systems.
The following table provides a further breakdown of the type of charges included in restructuring and transformation – other.
Operating Profit by Segment - Unaudited , page 8
4.We note that you present total Segment operating profit (for example $596.0 for the year ended December 31, 2023), which is a non-GAAP measure. However, it would appear that such measure may include adjustments that are inconsistent with the applicable non- GAAP guidance. In this regard, adjusting for “Corporate charges" appears to present a non-GAAP measure that excludes normal, recurring, cash operating expenses. Therefore, please revise to remove this measure from your earnings releases on Form 8-K. Refer to Questions 100.01 and 104.04 of the non-GAAP C&DIs.
Response:

We acknowledge the Staff’s comment. The Company considers total segment operating profit and margin to be useful measures for both management and investors in the assessment of the performance of the Company’s operating segments.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
September 26, 2024
Page -2-

However, in consideration of the guidance in C&DI Questions 100.01 and 104.04, the Company respectfully advises the Staff that in future disclosures it will refrain from disclosing its total segment operating profit outside of the notes to its consolidated financial statements. We will continue to disclose our total segment operating profit in the notes to our financial statements in accordance with the requirements of ASC 280-10-50-30b.
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If you have any questions regarding these matters, please do not hesitate to contact me at 330-481-6468.
Very truly yours,
/s/ Thomas S. Timko
Thomas S. Timko
Executive Vice President and Chief Financial Officer